EXTENSION OF LEASE

This Extension of Lease is made effective as of July 30, 2007 by and between THE MCCONNELL FOUNDATION, A NON-PROFIT CORPORATION ("Landlord"), and NORTH VALLEY BANK ("Tenant").

1. Recitals. This Extension of Lease is made with reference to the following facts and objectives:

   a) Landlord and Tenant entered into a written lease dated October 1, 2002, (the "Lease"), in which Landlord leased to Tenant and Tenant leased from Landlord, the Premises located in the City of Redding, County of Shasta, California, commonly known as 1828-1844 Park Marina Drive consisting of 8,660 square feet (the "Premises"). Subsequently, the following Amendments were executed:

      - On July 24, 2003 Landlord and Tenant executed Amendment No. 1 which served to incorporate suite 1852 Park Marina Drive into Premises for a Total Premises square footage of approximately 10,410, and
      - On August 1, 2004 Landlord and Tenant executed Amendment No. 2 which served to incorporate suites 1816 and 1820 Park Marina Drive into Premises for a Total Premises square footage of approximately 12,723.
      - On March 1, 2005 Landlord and Tenant executed Amendment No. 3 which served to incorporate suites 1812 and 1824 Park Marina Drive into Premises for a Total Premises square footage of approximately 15,873.

   b) The parties desire to extend the term of the Lease for an additional period of one (1) year.

2. Extension of Term. The term of the Lease shall be extended for an additional period of one (1) year, from and after September 30, 2007, so that the term of the Lease shall extend to and include September 30, 2008.

3. Minimum Monthly Rent. The minimum monthly base rent for the extended term shall be $19,841 per month.

4. Option to Extend. Tenant is given the option to extend the termination date set forth herein on all of the provisions contained in the Lease, except for the option to extend, for a one (1) year period ("second extended term") by giving notice of exercise of the option ("option notice") to Landlord no later than May 31, 2008. Provided that, if Tenant is in default on the date of giving their option notice, the option notice shall be totally ineffective, or if Tenant is in default on the date of the second extended term is to commence, the extended

term shall not commence and the Lease Agreement shall expire on September 30, 2008.

5. Option Rent. The minimum monthly base rent for the second extended term shall be $20,635 per month.

6. Effectiveness of Lease. Except as set forth in Extension of Lease, all provisions of the Lease shall remain unchanged and in full force and effect.

7. Conflict of Terms. In the event of any conflict between the provisions of the Lease and this Extension of Lease, the provisions of this Extension of Lease shall prevail.

LANDLORD:
THE MCCONNELL FOUNDATION, a California non-profit corporation

BY: _______________ Date: 8/17/07
John A. Mancasola, Vice-President

TENANT:
NORTH VALLEY BANK

_______________ Date: 8/10/07
Scott Louis, Executive V.P./Chief Operating Officer